

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

August 29, 2022

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120

> **Re: CONX Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **File No. 001-39677**

Dear Mr. Kiser:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction